ADVANCED BIOPHOTONICS INC.
                           125 Wilbur Place, Suite 120
                             Bohemia, New York 11716


                                                              August 17, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Advanced BioPhotonics Inc. (the "Company")
            Amendment No. 4 to Registration Statement on Form SB-2 Filed July 3, 2006
            File No. 333-130625

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has elected not to pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the SEC.

      If you have any questions concerning this matter, please contact Eric Pinero at (212) 930-9700.

      Thank you for your assistance in this matter.


                                        ADVANCED BIOPHOTONICS INC.


                                        By: /s/ Denis A. O'Connor
                                            ------------------------------------
                                                Denis A. O'Connor
                                                Chief Executive Officer